EXHIBIT 99.1

Electra Advances Financing for North America’s Only Cobalt Sulfate Refinery

Site visit by MP Marc Serré highlights importance of EV supply chain

TORONTO, March 24, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to provide an update following a visit from the Honourable Marc G. Serré, Parliamentary Secretary to the Minister of Energy and Natural Resources and Member of Parliament for Nickel Belt and the Honourable Anthony Rota, Member of Parliament for Nipissing–Timiskaming, to its cobalt sulfate refinery site in Ontario. The Company welcomed the MPs following Electra’s announcement on Friday of a conditional contribution from the Government of Canada to support completion of North America’s first and only cobalt sulfate refinery.

To date, Electra has arranged US$54 million in non-dilutive funding, including US$34 million in government support – comprised of both a binding contract and a non-binding letter of intent – and a US$20 million strategic investment proposal (September 10, 2024 press release). In 2023, Electra estimated the capital cost to complete the cobalt refinery at approximately US$60 million, excluding first fills and commissioning costs (October 23, 2023 press release). Additional non-dilutive funding options are in active development.

“Canada, with its abundance of critical mineral resources, is uniquely positioned to play an important role in the global energy transition,” said MP Serré. “It is important that the government be there. Electra’s project will provide Canada with a high-quality critical mineral input that will contribute to the net-zero economy and strengthen our mining industry.”

“We are grateful for the Government of Canada’s continued support,” said Trent Mell, CEO of Electra. “This site visit demonstrates government engagement in building a domestic critical minerals supply chain. We are proud to be leading the way with a facility that will produce sustainable, battery-grade material for the EV market.”

During the site tour, Electra’s team shared updates on progress toward commissioning and discussed the critical role the refinery will play in strengthening North America’s electric vehicle supply chain. With more than 90% of cobalt sulfate production in China1, Electra will be one of the few providers of cobalt in the industry without any Foreign Entity of Concern involvement, and the only one of its kind on the continent.

“We are pleased with the commitments we have secured to date,” said Marty Rendall, Chief Financial Officer of Electra. “Our full financing solution is advancing as planned and we look forward to sharing additional updates with the market in the near future.”

Once fully commissioned, Electra’s facility is expected to produce 6,500 tonnes of cobalt per year, which would support the production of up to 1 million EVs annually. The refinery project is located north of Toronto, in the town of Temiskaming Shores, and is projected to have the lowest carbon footprint of any refinery of its kind in the world.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/87a46179-113f-46d9-893a-119e9ae7f6ee

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1 Benchmark Mineral Intelligence